SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                  to

COMMISSION FILE NUMBER 0-16960

GENLYTE THOMAS CONSOLIDATED

THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES

THE GENLYTE GROUP INCORPORATED

10350 ORMSBY PARK PLACE, SUITE 601

LOUISVILLE, KENTUCKY  40223

GENLYTE THOMAS CONSOLIDATED

THRIFT SAVINGS PLAN FOR

HOURLY EMPLOYEES

FINANCIAL STATEMENTS

December 31, 2002 and 2001

GENLYTE THOMAS CONSOLIDATED

THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

The Plan Administrator

Genlyte Thomas Consolidated Thrift

 Savings Plan for Hourly Employees

Louisville, Kentucky

We have audited the accompanying statement of net assets available for benefits of the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The statement of net assets available for benefits of the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees as of December 31, 2001 was audited by other auditors whose report dated June 24, 2002 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

Crowe Chizek and Company LLC
Oak Brook, Illinois
May 2, 2003

GENLYTE THOMAS CONSOLIDATED

THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	2002	2001
ASSETS
Investments (Note 3)	$1,533,766	$1,454,152

Receivables
Employer contributions	5,756	4,953
Participant contributions	31,331	32,159
	37,087	37,112

NET ASSETS AVAILABLE FOR BENEFITS	$1,570,853	$1,491,264

See accompanying notes to financial statements.

GENLYTE THOMAS CONSOLIDATED

THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2002

Additions to net assets attributed to:
Investment income (Note 3)
Net depreciation of investments	(190,120)
Interest and dividend income	26,587
(163,533)
Contributions
Employer	61,853
Participant	333,913
395,766

Total additions	232,233

Deductions from net assets attributed to:
Benefits paid to participants	152,644

Increase in net assets available for benefits	79,589

Net assets available for benefits
Beginning of year	1,491,264

End of year	$1,570,853

See accompanying notes to financial statements.

GENLYTE THOMAS CONSOLIDATED

THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan was originally established on July 1, 1998 and is a defined contribution plan for eligible hourly employees of the Genlyte Thomas Group, LLC (the Company) plant locations at Hopkinsville, Kentucky; Dyersburg, Tennessee; Tupelo, Mississippi and Sparta, Tennessee.  Effective January 1, 2001 eligible employees at the San Marcos, Texas plant became eligible to participate in the Plan.  Eligibility requirements vary by plant location.  Pursuant to an agreement entered into on April 28, 1998 between Thomas Industries, Inc. and Genlyte, Genlyte contributed substantially all of its assets and liabilities to Genlyte Thomas Group LLC (the Company), effective as of August 30, 1998.  As part of these transactions, the Company adopted and assumed the Plan and all rights and liabilities under the Plan and succeeded Genlyte as the sponsor of the Plan as of August 30, 1998.  As used herein, the term “Company” shall mean, for periods prior to August 30, 1998, Genlyte and its successors and assigns, and for periods on and after such date, Genlyte Thomas Group LLC and its successor and assigns.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Eligibility to participate in the Plan, employee deferral limitations and employer matching rates are based upon bargaining agreements at each plant location.  Participants of each covered group under the Plan may contribute to the Plan a portion their pretax annual eligible compensation after meeting the certain eligibility requirements.  The Plan provides for Company matching contributions of participant deferrals at specific rates for each plant location.  Effective January 1, 2002, the Plan allows eligible participants to make catch-up contributions in accordance with IRS regulations.  Additional employer contributions for certain plant locations are permitted at the discretion of the Company’s board of directors.  Employee deferrals and Company contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contribution, Plan earnings and forfeitures of terminated participants non-vested account balances.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their own contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is fully vested after five years of credited service.  A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Reclassifications:  Certain prior year amounts have been reclassified to conform to current year presentation.

Investment Options:  Each participant may direct their contributions into any of the investment options available under the Plan.

Payment of Benefits:  Upon retirement at or after age 65, the balance in the participant’s account is paid to the participant in regular monthly, quarterly, or annual payments over a period not exceeding 10 years or in a single lump-sum payment.  Upon termination of employment due to death, disability or other separation of service prior to age 65, the balance in the participant’s account may be paid to the participant or their beneficiary in a single lump-sum payment.  In the event of a qualified financial hardship, the Plan administrator can allow a participant to withdraw an amount to the extent of the participant’s immediate and heavy financial need with consideration of his or her vested account balance.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements are prepared on the accrual basis of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.  It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

Payment of Benefits:  Benefits are recorded when paid.

Administrative Fees:  Administrative expenses of the Plan have been paid by the Company.

Investment Valuation and Income Recognition:  Investments are stated at fair value.  The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

	2002	2001

Janus Aspen Balanced Fund	$382,216	$362,547
PIMCO Total Return Fund	163,562	124,443
Putnam S&P 500 Index Fund	454,867	487,703
Putnam Money Market Fund	368,290	351,870

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(70,719)
Common/collective fund	(118,654)
Common stock	(747)

$(190,120)

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event of Plan termination, participants will become 100% vested in the employer contributions.

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid.  As of December 31, 2002 and 2001, amounts allocated to these individuals totaled $4,317 and $15,538, respectively.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 7, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and therefore the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PARTY IN INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering, service to the plan, the employer, and certain others.  The Plan held the following party-in-interest investments with the trustee (Putnam Investments) and the Employer:

	2002	2001

Putnam Fund for Growth & Income	$15,867	$4,608
Putnam Investors Fund	3,704	2,423
Putnam Voyager Fund	22,272	7,343
Putnam OTC & Emerging Growth Fund	60,451	55,711
Putnam Asset Allocation - Balanced Portfolio	1,994	834
Putnam International Growth Fund	51,771	53,552
Putnam S&P 500 Index Fund	454,867	487,703
Putnam Money Market Fund	368,290	351,870
Genlyte Group, Inc. common stock	6,241	1,784
Thomas Industries, Inc. common stock	2,531	1,334

NOTE 8 - SUBSEQUENT EVENTS

In February 2003, approximately $540,000 in assets were transferred into the Plan for participants at the Genlyte Thomas Group, LLC plant locations at Burgaw, North Carolina, Sonoma, California, Garland, Texas, Elgin, Illinois, San Marcos, Texas and Carrollton, Texas from the Genlyte Thomas Retirement Savings and Investment Plan (RSIP).  The Plan was amended effective January 1, 2003 to allow these facilities to participate in the Plan.

Effective January 1, 2003, the Plan has been amended to provide that the sole form of benefit payment under the Plan shall be a single lump sum distribution in the full amount payable and to allow for in-service withdrawals from the Plan.

SUPPLEMENTAL SCHEDULE

GENLYTE THOMAS CONSOLIDATED

THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

Name of Plan Sponsor:            Genlyte Thomas Group, LLC

Employer Identification Number:          22-3600475

Three-Digit Plan Number:                            032

(a)	(b) Identity of Issue or Borrower	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value

	Janus Aspen Balanced Fund	Mutual Fund, 18,201 units	#	$382,216

	PIMCO Total Return Fund	Mutual Fund, 15,329 units	#	163,562

*	Putnam Fund for Growth & Income	Mutual Fund, 1,122 units	#	15,867

*	Putnam Investors Fund	Mutual Fund, 421 units	#	3,704

*	Putnam Voyager Fund	Mutual Fund, 1,752 units	#	22,272

*	Putnam OTC & Emerging Growth Fund	Mutual Fund, 11,994 units	#	60,451

*	Putnam Asset Allocation- Balanced Portfolio	Mutual Fund, 239 units	#	1,994

*	Putnam International Growth Fund	Mutual Fund, 3,155 units	#	51,771

*	Putnam S&P 500 Index Fund	Collective Fund, 21,020 units	#	454,867

*	Putnam Money Market Fund	Money Market Fund, 368,290 units	#	368,290

*	Genlyte Group, Inc.	Common Stock, 200 shares	#	6,241

*	Thomas Industries, Inc.	Common Stock, 97 shares	#	2,531

				$1,533,766

*   Denotes party-in-interest

#   All investments are participant directed therefore cost information is not required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees
(Name of Plan)

June 24, 2003	\s\ Raymond Zaccagnini
(Date)	(Signature)